UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D/A	Page 1 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49926T104	13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV I Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49926T104	13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49926T104	13D/A	Page 4 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49926T104	13D/A	Page 5 of 7 pages

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926T104	13D/A	Page 6 of 7 pages

The Schedule 13D filed with the Commission on May 6, 2021, as amended on September 19, 2022, October 13, 2022 and December 5, 2022 (the “Existing 13D”) by the Reporting Persons relating to the Issuer Class A Common Stock and the Issuer Class B Common Stock convertible into the Issuer Class A Common Stock, is hereby further amended in this Amendment No. 4 as set forth below (the “Amendment” and, together with the Existing 13D the, “Schedule 13D”). Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing 13D is amended and supplemented to incorporate the information set forth in Item 4 of this Amendment by reference.

Item 4. Purpose of Transaction

Item 4 of the Existing 13D is amended and supplemented to add the following disclosure at the end thereof:

Agreement and Plan of Merger

As previously reported, on October 11, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oranje Holdco, Inc. (formerly known as Oranje Holdco, LLC) (“Parent”) and Oranje Merger Sub, Inc. (“Merger Sub”). On February 1, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Vista. Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Issuer Common Stock (other than Excluded Shares, as defined in the Merger Agreement and Rollover Shares (as defined below)) were canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $24.90, without interest (the “Per Share Price”). All Excluded Shares were canceled and ceased to exist without any conversion thereof or consideration paid therefore. The Rollover Shares, as discussed below, were contributed to Parent pursuant to the Support Agreements (as previously defined in this Schedule 13D).

Following the consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock are to be delisted from the Nasdaq Global Select Market and will be deregistered under the Securities Exchange Act of 1934.

Support Agreement

Pursuant to the Vista Support Agreement, at the Effective Time, the Reporting Persons contributed and transferred to an entity that indirectly owns 100% of the equity interests of Parent, all shares beneficially owned by the Reporting Persons of Issuer Class A Common Stock (the “Vista Rollover Shares,” and together with the shares contributed to Parent immediately prior to the closing of the Merger pursuant to the Investor Support Agreements, the “Rollover Shares”) in exchange for newly issued equity interests of Parent.

As a result, the Reporting Persons ceased to beneficially own 5% of the Issuer Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Existing 13D are hereby amended and restated in their entirety:

(a)-(c). On February 1, 2023, the Nasdaq Stock Market LLC filed a Form 25, and the Issuer redeemed all of its outstanding shares of Issuer Class A Common Stock pursuant to the transactions discussed in Item 4. The Issuer expects to file a Form 15 in order to delist and deregister all shares of Issuer Class A Common Stock. Pursuant to the transactions discussed in Item 4, all shares of Issuer Class A Common Stock beneficially held by the Reporting Persons were contributed to Parent and the Reporting Persons ceased to own any equity securities of the Issuer. As a result of the transactions discussed in Item 4 and after effectiveness of the de-listing and de-registration of all shares of the Issuer Class A Common Stock, the Reporting Persons will no longer have voting or dispositive power over any registered equity securities of the Issuer. Other than as described herein and elsewhere in the Existing 13D, the Reporting Persons have not affected any transactions in the Issuer Class A Common Stock during the past 60 days.

CUSIP No. 49926T104	13D/A	Page 7 of 7 pages

(e) As a result of the transactions discussed in Item 4 and after giving effect to the de-listing and de-registration of the Issuer Class A Common Stock, the Reporting Persons will cease to be the beneficial owner of more than five percent (5%) of the Issuer Class A Common Stock.

SIGNATURES

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

/s/ Robert F. Smith
Robert F. Smith